Exhibit 99.1

Second Quarter 2024 Earnings Release

Scotiabank reports second quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended April 30, 2024 and related notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted. Our complete Second Quarter 2024 Report to Shareholders, including our unaudited interim financial statements for the period ended April 30, 2024, can also be found on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov. Supplementary Financial Information is also available, together with the Second Quarter 2024 Report to Shareholders on the Investor Relations page at www.scotiabank.com.

Second Quarter 2024 Highlights on a Reported Basis (versus Q2 2023)

•	Net income of $2,092 million, compared to $2,146 million

•	Earnings per share (diluted) of $1.57, compared to $1.68

•	Return on equity(2) of 11.2%, compared to 12.2%

Second Quarter 2024 Highlights on an Adjusted Basis(1) (versus Q2 2023)

•	Net income of $2,105 million, compared to $2,161 million

•	Earnings per share (diluted) of $1.58, compared to $1.69

•	Return on equity of 11.3%, compared to 12.3%

TORONTO, May 28, 2024 – The Bank of Nova Scotia (“Scotiabank”) (TSX: BNS; NYSE: BNS) reported second quarter net income of $2,092 million compared to $2,146 million in the same period last year. Diluted earnings per share (EPS) were $1.57, compared to $1.68 in the same period a year ago.

Adjusted net income(1) for the second quarter was $2,105 million and adjusted diluted EPS(1) was $1.58, down from $1.69 last year. Adjusted return on equity(1) was 11.3% compared to 12.3% a year ago.

“The Bank delivered solid results this quarter against a backdrop of ongoing macroeconomic uncertainty, reporting positive operating leverage driven by revenue growth and continued expense discipline. We are executing on our commitment to balanced growth as our deposit momentum continues, while maintaining strong capital and liquidity metrics,” said Scott Thomson, President and CEO of Scotiabank. “I am proud to see Scotiabankers across our global footprint rallying behind our new strategy and coming together to drive our key strategic initiatives forward.”

Canadian Banking delivered adjusted earnings(1) of $1 billion this quarter. Solid revenue growth outpaced expense growth resulting in another quarter of positive operating leverage, while provision for credit losses increased compared to the prior year. In addition, deposit growth, a key component of the refreshed strategy, was up 7% year-over-year.

International Banking generated adjusted earnings(1) of $701 million. Revenue growth driven by strong margin expansion, disciplined expense and capital management, were offset by higher provision for credit losses. Adjusted return on equity(1) was 14.5%, a 120 basis point improvement from last year.

Global Wealth Management adjusted earnings(1) were $389 million, up 8% year over year. Assets under management(2) of $349 billion increased by 6% resulting in strong revenue growth, partly offset by investments to support long-term business growth.

Global Banking and Markets reported earnings of $428 million, up 7% compared to the prior year. Results were supported by higher fee-based revenue and lower provision for credit losses.

The Bank reported a Common Equity Tier 1 (CET1) capital ratio(3) of 13.2%, up from 12.3% last year.

(1) Refer to Non-GAAP Measures section starting on page 6.

(2) Refer to page 55 of the Management’s Discussion & Analysis in the Bank’s Second Quarter 2024 Report to Shareholders, available on www.sedarplus.ca, for an explanation of the composition of the measure. Such explanation is incorporated by reference hereto.

(3) The Q2 2024 regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline—Capital Adequacy Requirements (November 2023). The Q2 2023 regulatory capital ratios were based on Revised Basel III requirements as determined in accordance with OSFI Guideline—Capital Adequacy Requirements (February 2023).

Scotiabank Second Quarter Press Release 2024 1

Financial Highlights

Reported Results	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(Unaudited) ($ millions)	2024(1)	2024(1)	2023(1)	2024(1)	2023(1)
Operating results
Net interest income	$4,694	$4,773	$4,460	$9,467	$9,023
Non-interest income	3,653	3,660	3,453	7,313	6,852

Total revenue	$8,347	$8,433	$7,913	$16,780	$15,875
Provision for credit losses	1,007	962	709	1,969	1,347
Non-interest expenses	4,711	4,739	4,574	9,450	9,035
Income tax expense	537	533	484	1,070	1,589

Net income	$2,092	$2,199	$2,146	$4,291	$3,904
Net income attributable to non-controlling interests in subsidiaries	26	25	24	51	61

Net income attributable to equity holders of the Bank	$2,066	$2,174	$2,122	$4,240	$3,843
Preferred shareholders and other equity instrument holders	123	108	104	231	205
Common shareholders	$1,943	$2,066	$2,018	$4,009	$3,638

Earnings per common share (in dollars)
Basic	$1.59	$1.70	$1.69	$3.29	$3.05
Diluted	$1.57	$1.68	$1.68	$3.25	$3.02

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements in the Bank’s Q2 2024 Quarterly Report to Shareholders.

Adoption of IFRS 17

On November 1, 2023, the Bank adopted IFRS 17 Insurance Contracts, which provides a comprehensive principle-based framework for the recognition, measurement, presentation, and disclosure of insurance contracts and replaces IFRS 4, the previous accounting standard for insurance contracts. The Bank adopted IFRS 17 on a retrospective basis, restating the results from the transition date of November 1, 2022. Accordingly, results for fiscal 2023 have been restated to reflect the IFRS 17 basis of accounting for insurance contracts. Refer to Notes 3 and 4 of the condensed interim financial statements in the Bank’s Q2 2024 Quarterly Report to Shareholders for details.

Business Segment Review

Canadian Banking

Q2 2024 vs Q2 2023

Net income attributable to equity holders was $1,008 million, compared to $1,055 million, a decrease of $47 million or 4%. The decrease was due primarily to higher provision for credit losses and non-interest expenses, partly offset by higher revenues.

Q2 2024 vs Q1 2024

Net income attributable to equity holders decreased $87 million or 8%. The decrease was due primarily to lower revenues from two fewer days in the quarter, higher provision for credit losses and an increase in non-interest expenses.

Year-to-date Q2 2024 vs Year-to-date Q2 2023

Net income attributable to equity holders was $2,103 million compared to $2,141 million. Adjusted net income was $2,104 million, a decrease of $39 million or 2%. The decrease was due primarily to higher provision for credit losses and non-interest expenses, partly offset by higher revenues.

International Banking

Q2 2024 vs Q2 2023

Net income attributable to equity holders increased $35 million to $671 million. Adjusted net income attributable to equity holders increased $33 million to $677 million. The increase was driven by higher net interest income and the positive impact of foreign currency translation. This was partly offset by higher provision for credit losses, non-interest expenses, provision for income taxes, and lower non-interest income.

Q2 2024 vs Q1 2024

Net income attributable to equity holders decreased by $75 million or 10%. Adjusted net income attributable to equity holders decreased by $75 million or 10%. The decrease was due primarily to lower non-interest income, higher provision for income taxes and the negative impact of foreign currency translation. This was partly offset by lower non-interest expenses, higher net interest income despite the impact from two fewer days in the quarter, and lower provision for credit losses.

Year-to-date Q2 2024 vs Year-to-date Q2 2023

Net income attributable to equity holders was $1,417 million, an increase of 11% from $1,280 million. Adjusted net income attributable to equity holders was $1,429 million, an increase of $134 million or 10%. The increase was driven by higher net interest income, non-interest income, and the positive impact of foreign currency translation. This was partly offset by higher provision for credit losses, non-interest expenses and provision for income taxes.

2 Scotiabank Second Quarter Press Release 2024

Financial Performance on a Constant Dollar Basis

The discussion below on the results of operations is on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates, which is a non-GAAP financial measure (refer to Non-GAAP Measures starting on page 6). The Bank believes that constant dollar is useful for readers in assessing ongoing business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment.

Q2 2024 vs Q2 2023

Net income attributable to equity holders was $671 million and adjusted net income attributable to equity holders was $677 million, down $12 million or 2%. The decrease was driven by higher provision for credit losses, lower non-interest income, higher non-interest expenses and provision for income taxes, partly offset by higher net interest income.

Q2 2024 vs Q1 2024

Net income attributable to equity holders decreased by $62 million or 8%. Adjusted net income attributable to equity holders decreased by $62 million or 8%. The decrease was due primarily to lower non-interest income and higher provision for income taxes, partly offset by higher net interest income and lower non-interest expenses.

Year-to-date Q2 2024 vs Year-to-date Q2 2023

Net income attributable to equity holders was $1,417 million, an increase of 2% from $1,384 million. Adjusted net income attributable to equity holders was $1,429 million, an increase of $31 million or 2%. The increase was driven by higher net interest income, partly offset by higher provision for credit losses, lower non-interest income, and higher non-interest expenses and provision for income taxes.

Global Wealth Management

Q2 2024 vs Q2 2023

Net income attributable to equity holders was $380 million, up $27 million or 8%. Adjusted net income attributable to equity holders was $387 million, up $28 million or 8%. The increase was due primarily to higher brokerage revenues in Canada and higher mutual fund fees in International Wealth, particularly within Mexico. This was partly offset by higher non-interest expenses due largely to volume-related expenses.

Q2 2024 vs Q1 2024

Net income attributable to equity holders increased $12 million or 3%. Adjusted net income attributable to equity holders increased $13 million or 3%, due primarily to higher brokerage revenues and mutual fund fees across the Canadian and International businesses, partly offset by higher non-interest expenses.

Year-to-date Q2 2024 vs Year-to-date Q2 2023

Net income attributable to equity holders was $748 million, up $10 million or 1%. Adjusted net income attributable to equity holders was $761 million, up $10 million or 1%. The increase was due primarily to higher brokerage revenues in Canada and higher mutual fund fees in International Wealth, particularly within Mexico. This was partly offset by higher non-interest expenses due largely to volume-related expenses.

Global Banking and Markets

Q2 2024 vs Q2 2023

Net income attributable to equity holders was $428 million, an increase of $27 million or 7%. This increase was due mainly to higher non-interest income and lower provision for credit losses and provision for income taxes, partly offset by higher non-interest expenses and lower net interest income.

Q2 2024 vs Q1 2024

Net income attributable to equity holders decreased by $11 million or 3%, due mainly to lower non-interest and net interest income, partly offset by lower non-interest expenses and provision for income taxes.

Year-to-date Q2 2024 vs Year-to-date Q2 2023

Net income attributable to equity holders was $867 million, a decrease of $53 million or 6%, due to lower net interest income and higher non-interest expenses, partly offset by lower provision for credit losses and provision for income taxes.

Other

Q2 2024 vs Q2 2023

Net income attributable to equity holders was a net loss of $421 million, compared to a net loss of $323 million last year. The higher loss of $98 million was due mainly to lower revenues, partly offset by lower non-interest expenses. The decrease in revenue was due mainly to higher funding costs, partly offset by higher income from liquid assets and a lower taxable equivalent basis (TEB) gross-up as the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market property. The TEB gross-up is offset in income taxes.

Q2 2024 vs Q1 2024

Net income attributable to equity holders increased $53 million from the prior quarter due mainly to higher revenues and lower non-interest expenses, partly offset by higher income taxes. The increase in revenue was due mainly to higher investment gains, lower funding costs, and a lower TEB gross-up as the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market property. The TEB gross-up is offset in income taxes. There was also lower income from liquid assets due primarily to two fewer days in the quarter.

Year-to-date Q2 2024 vs Year-to-date Q2 2023

Net income attributable to equity holders was a net loss of $895 million compared to a net loss of $1,236 million. Adjusted net income attributable to equity holders was a net loss of $895 million compared to a net loss of $657 million. This was due mainly to lower revenues, partly offset by lower non-interest expenses. The decrease in revenue was due primarily to higher funding costs and lower investment gains, which were partly offset by higher income from liquid assets and a lower TEB gross-up, as the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market property. The TEB gross-up is offset in income taxes.

Scotiabank Second Quarter Press Release 2024 3

Credit risk

Provision for credit losses

Q2 2024 vs Q2 2023

The provision for credit losses was $1,007 million, compared to $709 million, an increase of $298 million. The provision for credit losses ratio increased 17 basis points to 54 basis points.

The provision for credit losses on performing loans was $32 million, compared to $88 million. The provision this quarter was driven by retail portfolio growth, provisions related to migrations in the retail portfolio mainly in Canada and Chile, and the continued unfavourable macroeconomic outlook impacting mainly the commercial portfolios. This was partly offset by migration to impaired in retail portfolios mainly in Canada, Mexico and Peru, and the relatively more favourable macroeconomic outlook impacting most retail portfolios.

The provision for credit losses on impaired loans was $975 million, compared to $621 million, an increase of $354 million due primarily to higher formations in International Banking retail portfolios, mostly in Colombia, Chile and Peru, as a result of inflation and interest rate levels in these markets in the prior year. There were also higher provisions in the Canadian Banking retail portfolios, primarily auto loans and unsecured lines. The provision for credit losses ratio on impaired loans was 52 basis points, an increase of 19 basis points.

Q2 2024 vs Q1 2024

The provision for credit losses was $1,007 million, compared to $962 million, an increase of $45 million. The provision for credit losses ratio increased four basis points to 54 basis points.

The provision for credit losses on performing loans was $32 million, compared to $20 million, an increase of $12 million. The provision this quarter was driven by retail portfolio growth, provisions related to migrations in the retail portfolio mainly in Canada and Chile, and the continued unfavourable macroeconomic outlook impacting mainly the commercial portfolios. This was partly offset by migration to impaired in retail portfolios mainly Canada, Mexico and Peru, and the relatively more favourable macroeconomic outlook impacting most retail portfolios.

The provision for credit losses on impaired loans was $975 million, compared to $942 million, an increase of $33 million, due primarily to higher provisions relating to Canadian retail portfolios mostly from migration in auto loans and mortgage portfolios. The provision for credit losses ratio on impaired loans was 52 basis points, an increase of three basis points.

Year-to-date Q2 2024 vs Year-to-date Q2 2023

The provision for credit losses was $1,969 million, compared to $1,347 million, an increase of $622 million. The provision for credit losses ratio increased 17 basis points to 52 basis points.

Provision for credit losses on performing loans was $52 million, compared to $164 million. The provision this period was driven primarily by retail portfolio growth and migration across markets, and the impact of the continued unfavourable macroeconomic outlook, mainly relating to the commercial portfolio and the retail portfolio in Colombia. This was partly offset by credit migration to impaired in the retail portfolios.

Provision for credit losses on impaired loans was $1,917 million compared to $1,183 million, an increase of $734 million, due primarily to higher formations in the International Banking retail portfolios, mostly in Colombia, Chile and Peru, as a result of inflation and interest rate levels in these markets in the prior year, as well as higher provisions in Canadian Banking. The provision for credit losses ratio on impaired loans increased 20 basis points to 51 basis points.

Allowance for credit losses

The total allowance for credit losses as at April 30, 2024, was $6,768 million compared to $6,597 million last quarter. The allowance for credit losses ratio was 88 basis points, an increase of two basis points. The allowance for credit losses on loans was $6,507 million, an increase of $179 million from the prior quarter. Allowances were higher due to provisions in Canadian Banking retail portfolios, mainly in mortgages and unsecured lines, and the impact of the macroeconomic outlook impacting commercial portfolios. The impact of foreign currency translation increased the allowance by $85 million.

The allowance against performing loans was higher at $4,507 million compared to $4,424 million last quarter. The allowance for performing loans ratio was 61 basis points. Allowances were driven by provisions in Canadian Banking retail portfolios mainly in residential mortgages and unsecured lines, the continued unfavourable macroeconomic outlook impacting the commercial portfolios, and portfolio growth. This was partly offset by credit migration to impaired in the retail portfolios, mainly in Mexico and Peru. The impact of foreign currency translation increased the allowance by $51 million.

The allowance on impaired loans increased to $2,000 million from $1,904 million last quarter. The allowance for impaired loans ratio was 27 basis points, an increase of two basis points. The increase was due primarily to higher provisions relating to retail portfolios credit migration, and the negative impact of foreign currency translation. The impact of foreign currency translation increased the allowance by $34 million.

Impaired loans

Gross impaired loans increased to $6,399 million as at April 30, 2024, from $6,119 million last quarter. The increase was due primarily to new formations in the International retail portfolios, mainly Chile and Mexico, and International commercial, mostly in the real estate sector in Chile, as well as the impact of foreign currency translation. The gross impaired loan ratio was 83 basis points, an increase of three basis points from last quarter.

Net impaired loans in Canadian Banking were $1,158 million, a decrease of $59 million from last quarter, as new formations were offset by higher retail provisions. International Banking’s net impaired loans were $3,141 million, an increase of $218 million from last quarter, due primarily to new formations in the commercial portfolio, mostly in the real estate sector in Chile, and retail portfolios, as well as the negative impact of foreign currency translation. In Global Wealth Management, net impaired loans were $54 million, an increase of $19 million from last quarter, due to new formations. In Global Banking and Markets, net impaired loans were $46 million, an increase of $6 million from last quarter.Net impaired loans as a percentage of loans and acceptances were 0.57%, an increase of two basis points from 0.55% last quarter.

4 Scotiabank Second Quarter Press Release 2024

Capital Ratios

The Bank’s Common Equity Tier 1 (CET1) capital ratio(1) was 13.2% as at April 30, 2024, an increase of approximately 30 basis points from the prior quarter, due primarily to internal capital generation, lower RWA and share issuances from the Bank’s Shareholder Dividend and Share Purchase Plan, partly offset by revaluation losses on FVOCI securities and other.

The Bank’s Tier 1 capital(1) and Total capital(1) ratios were 15.2% and 17.1%, respectively, as at April 30, 2024, representing increases of approximately 40 basis points from the prior quarter, due mainly to the above noted impacts to the CET1 capital ratio.

The Leverage ratio(2) was 4.4% as at April 30, 2024, an increase of approximately 10 basis points from the prior quarter, due primarily to higher Tier 1 capital.

The Total loss absorbing capacity(3) (TLAC) and TLAC Leverage(3) ratios were 28.9% and 8.4%, respectively, as at April 30, 2024, largely unchanged from the prior quarter.

As at April 30, 2024, the CET1, Tier 1, Total capital, Leverage, TLAC and TLAC Leverage ratios were well above OSFI’s minimum capital ratios.

(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023).
(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Leverage Requirements (February 2023).
(3)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).

Scotiabank Second Quarter Press Release 2024 5

Non-GAAP Measures

The Bank uses a number of financial measures and ratios to assess its performance, as well as the performance of its operating segments. Some of these financial measures and ratios are presented on a non-GAAP basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings and therefore might not be comparable to similar financial measures and ratios disclosed by other issuers. The Bank believes that non-GAAP measures and ratios are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP measures and ratios are used throughout this press release and defined below.

Adjusted results and diluted earnings per share

Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expenses, income taxes and non-controlling interests. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance.

Adjusting items impacting results are as follows:

a)	Amortization of acquisition-related intangible assets

These costs relate to the amortization of intangible assets recognized upon the acquisition of businesses, excluding software, and are recorded in the Canadian Banking, International Banking and Global Wealth Management operating segments.

b)	Canada Recovery Dividend

In Q1 2023, the Bank recognized an additional income tax expense of $579 million reflecting the present value of the amount payable for the Canada Recovery Dividend (CRD). The CRD is a Canadian federal tax measure which requires the Bank to pay a one-time tax of 15% on taxable income in excess of $1 billion, based on the average taxable income for the 2020 and 2021 taxation years. The CRD is payable in equal amounts over five years; however, the present value of these payments was recognized as a liability in the period enacted. This amount was recorded in the Other operating segment.

6 Scotiabank Second Quarter Press Release 2024

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
($ millions)	2024(1)	2024(1)	2023(1)	2024(1)	2023(1)
Reported Results
Net interest income	$4,694	$4,773	$4,460	$9,467	$9,023
Non-interest income	3,653	3,660	3,453	7,313	6,852

Total revenue	8,347	8,433	7,913	16,780	15,875
Provision for credit losses	1,007	962	709	1,969	1,347
Non-interest expenses	4,711	4,739	4,574	9,450	9,035

Income before taxes	2,629	2,732	2,630	5,361	5,493
Income tax expense	537	533	484	1,070	1,589

Net income	$2,092	$2,199	$2,146	$4,291	$3,904
Net income attributable to non-controlling interests in subsidiaries (NCI)	26	25	24	51	61

Net income attributable to equity holders	2,066	2,174	2,122	4,240	3,843
Net income attributable to preferred shareholders and other equity instrument holders	123	108	104	231	205

Net income attributable to common shareholders	$1,943	$2,066	$2,018	$4,009	$3,638

Diluted earnings per share (in dollars)	$1.57	$1.68	$1.68	$3.25	$3.02
Weighted average number of diluted common shares outstanding (millions)	1,228	1,221	1,197	1,225	1,199

Adjustments
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	$18	$18	$21	$36	$42

Total non-interest expense adjusting items (Pre-tax)	18	18	21	36	42

Total impact of adjusting items on net income before taxes	18	18	21	36	42
Impact of adjusting items on income tax expense
Canada recovery dividend	-	-	-	-	579
Amortization of acquisition-related intangible assets	(5)	(5)	(6)	(10)	(12)

Total impact of adjusting items on income tax expense	(5)	(5)	(6)	(10)	567

Total impact of adjusting items on net income	$13	$13	$15	$26	$609
Impact of adjusting items on NCI	-	-	-	-	-

Total impact of adjusting items on net income attributable to equity holders and common shareholders	$13	$13	$15	$26	$609

Adjusted Results

Net interest income	$4,694	$4,773	$4,460	$9,467	$9,023
Non-interest income	3,653	3,660	3,453	7,313	6,852

Total revenue	8,347	8,433	7,913	16,780	15,875

Provision for credit losses	1,007	962	709	1,969	1,347
Non-interest expenses	4,693	4,721	4,553	9,414	8,993

Income before taxes	2,647	2,750	2,651	5,397	5,535
Income tax expense	542	538	490	1,080	1,022

Net income	$2,105	$2,212	$2,161	$4,317	$4,513
Net income attributable to NCI	26	25	24	51	61

Net income attributable to equity holders	2,079	2,187	2,137	4,266	4,452
Net income attributable to preferred shareholders and other equity instrument holders	123	108	104	231	205

Net income attributable to common shareholders	$1,956	$2,079	$2,033	$4,035	$4,247

Diluted earnings per share (in dollars)	$1.58	$1.69	$1.69	$3.27	$3.53
Impact of adjustments on diluted earnings per share (in dollars)	$0.01	$0.01	$0.01	$0.02	$0.51
Weighted average number of diluted common shares outstanding (millions)	1,228	1,221	1,197	1,225	1,199

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements in the Bank’s Q2 2024 Quarterly Report to Shareholders.

Scotiabank Second Quarter Press Release 2024 7

Reconciliation of reported and adjusted results by business line

	For the three months ended April 30, 2024(1)

($ millions)	Canadian Banking(2)	International Banking(2)	Global Wealth Management	Global Banking and Markets	Other	Total(2)
Reported net income (loss)	$1,008	$695	$382	$428	$(421)	$2,092
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	24	2	-	-	26

Reported net income attributable to equity holders	1,008	671	380	428	(421)	2,066
Reported net income attributable to preferred shareholders and other equity instrument holders	-	-	-	-	123	123

Reported net income attributable to common shareholders	$1,008	$671	$380	$428	$(544)	$1,943

Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	1	8	9	-	-	18

Total non-interest expenses adjustments (Pre-tax)	1	8	9	-	-	18

Total impact of adjusting items on net income before taxes	1	8	9	-	-	18
Impact of adjusting items on income tax expense	(1)	(2)	(2)	-	-	(5)

Total impact of adjusting items on net income	-	6	7	-	-	13

Total impact of adjusting items on net income attributable to equity holders and common shareholders	-	6	7	-	-	13

Adjusted net income (loss)	$1,008	$701	$389	$428	$(421)	$2,105

Adjusted net income attributable to equity holders	$1,008	$677	$387	$428	$(421)	$2,079

Adjusted net income attributable to common shareholders	$1,008	$677	$387	$428	$(544)	$1,956

(1)   Refer to Business Segment Review section of the Bank’s Q2 2024 Quarterly Report to Shareholders.

(2)   The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements in the Bank’s Q2 2024 Quarterly Report to Shareholders.

	For the three months ended January 31, 2024(1)

($ millions)	Canadian Banking(2)	International Banking(2)	Global Wealth Management	Global Banking and Markets	Other	Total(2)
Reported net income (loss)	$1,095	$768	$371	$439	$(474)	$2,199
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	22	3	-	-	25

Reported net income attributable to equity holders	1,095	746	368	439	(474)	2,174
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	-	1	105	108

Reported net income attributable to common shareholders	$1,094	$745	$368	$438	$(579)	$2,066

Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	1	8	9	-	-	18

Total non-interest expenses adjustments (Pre-tax)	1	8	9	-	-	18

Total impact of adjusting items on net income before taxes	1	8	9	-	-	18
Impact of adjusting items on income tax expense	-	(2)	(3)	-	-	(5)

Total impact of adjusting items on net income	1	6	6	-	-	13

Total impact of adjusting items on net income attributable to equity holders and common shareholders	1	6	6	-	-	13

Adjusted net income (loss)	$1,096	$774	$377	$439	$(474)	$2,212

Adjusted net income attributable to equity holders	$1,096	$752	$374	$439	$(474)	$2,187

Adjusted net income attributable to common shareholders	$1,095	$751	$374	$438	$(579)	$2,079

(1)	Refer to Business Segment Review section of the Bank’s Q2 2024 Quarterly Report to Shareholders.
(2)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements in the Bank’s Q2 2024 Quarterly Report to Shareholders.

8 Scotiabank Second Quarter Press Release 2024

	For the three months ended April 30, 2023(1)

($ millions)	Canadian Banking(2)	International Banking(2)	Global Wealth Management	Global Banking and Markets	Other	Total(2)
Reported net income (loss)	$1,055	$657	$356	$401	$(323)	$2,146
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	21	3	-	-	24

Reported net income attributable to equity holders	1,055	636	353	401	(323)	2,122
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	1	1	100	104

Reported net income attributable to common shareholders	$1,054	$635	$352	$400	$(423)	$2,018

Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	1	11	9	-	-	21

Total non-interest expenses adjustments (Pre-tax)	1	11	9	-	-	21

Total impact of adjusting items on net income before taxes	1	11	9	-	-	21
Impact of adjusting items on income tax expense	-	(3)	(3)	-	-	(6)

Total impact of adjusting items on net income	1	8	6	-	-	15

Total impact of adjusting items on net income attributable to equity holders and common shareholders	1	8	6	-	-	15

Adjusted net income (loss)	$1,056	$665	$362	$401	$(323)	$2,161

Adjusted net income attributable to equity holders	$1,056	$644	$359	$401	$(323)	$2,137

Adjusted net income attributable to common shareholders	$1,055	$643	$358	$400	$(423)	$2,033

(1)   Refer to Business Segment Review section of the Bank’s Q2 2024 Quarterly Report to Shareholders.

(2)   The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements in the Bank’s Q2 2024 Quarterly Report to Shareholders.

	For the six months ended April 30, 2024(1)

($ millions)	Canadian Banking(2)	International Banking(2)	Global Wealth Management	Global Banking and Markets	Other	Total(2)
Reported net income (loss)	$2,103	$1,463	$753	$867	$(895)	$4,291
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	46	5	-	-	51

Reported net income attributable to equity holders	2,103	1,417	748	867	(895)	4,240
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	-	1	228	231

Reported net income attributable to common shareholders	$2,102	$1,416	$748	$866	$(1,123)	$4,009

Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	2	16	18	-	-	36

Total non-interest expenses adjustments (Pre-tax)	2	16	18	-	-	36

Total impact of adjusting items on net income before taxes	2	16	18	-	-	36
Impact of adjusting items on income tax expense	(1)	(4)	(5)	-	-	(10)

Total impact of adjusting items on net income	1	12	13	-	-	26

Total impact of adjusting items on net income attributable to equity holders and common shareholders	1	12	13	-	-	26

Adjusted net income (loss)	$2,104	$1,475	$766	$867	$(895)	$4,317

Adjusted net income attributable to equity holders	$2,104	$1,429	$761	$867	$(895)	$4,266

Adjusted net income attributable to common shareholders	$2,103	$1,428	$761	$866	$(1,123)	$4,035

(1)	Refer to Business Segment Review section of the Bank’s Q2 2024 Quarterly Report to Shareholders.
(2)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements in the Bank’s Q2 2024 Quarterly Report to Shareholders.

Scotiabank Second Quarter Press Release 2024 9

	For the six months ended April 30, 2023(1)

($ millions)	Canadian Banking(2)	International Banking(2)	Global Wealth Management	Global Banking and Markets	Other	Total(2)
Reported net income (loss)	$2,141	$1,336	$743	$920	$(1,236)	$3,904
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	56	5	-	-	61

Reported net income attributable to equity holders	2,141	1,280	738	920	(1,236)	3,843
Reported net income attributable to preferred shareholders and other equity instrument holders	2	2	1	2	198	205

Reported net income attributable to common shareholders	$2,139	$1,278	$737	$918	$(1,434)	$3,638

Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	3	21	18	-	-	42

Total non-interest expenses adjustments (Pre-tax)	3	21	18	-	-	42

Total impact of adjusting items on net income before taxes	3	21	18	-	-	42
Impact of adjusting items on income tax expense
Canada recovery dividend	-	-	-	-	579	579
Impact of other adjusting items on income tax expense	(1)	(6)	(5)	-	-	(12)

Total impact of adjusting items on income tax expense	(1)	(6)	(5)	-	579	567

Total impact of adjusting items on net income	2	15	13	-	579	609

Total impact of adjusting items on net income attributable to equity holders and common shareholders	2	15	13	-	579	609

Adjusted net income (loss)	$2,143	$1,351	$756	$920	$(657)	$4,513

Adjusted net income attributable to equity holders	$2,143	$1,295	$751	$920	$(657)	$4,452

Adjusted net income attributable to common shareholders	$2,141	$1,293	$750	$918	$(855)	$4,247

(1)	Refer to Business Segment Review section of the Bank’s Q2 2024 Quarterly Report to Shareholders.
(2)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements in the Bank’s Q2 2024 Quarterly Report to Shareholders.

Reconciliation of International Banking’s reported, adjusted and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment.

Reported Results	For the three months ended						For the six months ended
($ millions)	January 31, 2024(1)			April 30, 2023(1)			April 30, 2023(1)
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,246	$19	$2,227	$1,999	$8	$1,991	$3,891	$(82)	$3,973
Non-interest income	857	6	851	743	(88)	831	1,535	(163)	1,698

Total revenue	3,103	25	3,078	2,742	(80)	2,822	5,426	(245)	5,671
Provision for credit losses	574	6	568	436	(3)	439	840	(27)	867
Non-interest expenses	1,571	2	1,569	1,478	(23)	1,501	2,911	(98)	3,009
Income tax expense	190	4	186	171	(10)	181	339	(20)	359

Net income	$768	$13	$755	$657	$(44)	$701	$1,336	$(100)	$1,436

Net income attributable to non-controlling interests in subsidiaries (NCI)	$22	$-	$22	$21	$2	$19	$56	$4	$52
Net income attributable to equity holders of the Bank	$746	$13	$733	$636	$(46)	$682	$1,280	$(104)	$1,384

Other measures
Average assets ($ billions)	$236	$1	$235	$239	$3	$236	$233	$(2)	$235
Average liabilities ($ billions)	$184	$2	$182	$181	$4	$177	$175	$(1)	$176

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements in the Bank’s Q2 2024 Quarterly Report to Shareholders.

10 Scotiabank Second Quarter Press Release 2024

Adjusted Results	For the three months ended						For the six months ended
($ millions)	January 31, 2024(1)			April 30, 2023(1)			April 30, 2023(1)
(Taxable equivalent basis)	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted
Net interest income	$2,246	$19	$2,227	$1,999	$8	$1,991	$3,891	$(82)	$3,973
Non-interest income	857	6	851	743	(88)	831	1,535	(163)	1,698

Total revenue	3,103	25	3,078	2,742	(80)	2,822	5,426	(245)	5,671
Provision for credit losses	574	6	568	436	(3)	439	840	(27)	867
Non-interest expenses	1,563	2	1,561	1,467	(24)	1,491	2,890	(99)	2,989
Income tax expense	192	4	188	174	(10)	184	345	(20)	365

Net income	$774	$13	$761	$665	$(43)	$708	$1,351	$(99)	$1,450

Net income attributable to non-controlling interests in subsidiaries (NCI)	$22	$-	$22	$21	$2	$19	$56	$4	$52
Net income attributable to equity holders of the Bank	$752	$13	$739	$644	$(45)	$689	$1,295	$(103)	$1,398

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements in the Bank’s Q2 2024 Quarterly Report to Shareholders.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

Adjusted return on equity is a non-GAAP ratio which represents adjusted net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

Attributed capital and business segment return on equity

The amount of common equity allocated to each business segment is referred to as attributed capital. The attribution of capital within each business segment is intended to approximate a percentage of the Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent within each business segment. Attributed capital is a non-GAAP measure.

Effective November 1, 2023, in line with OSFI’s increased Domestic Stability Buffer announced requirements, the Bank increased the capital attributed to its business lines to approximate 11.5% of the Basel III common equity capital requirements. Previously, capital was attributed based on a methodology that approximated 10.5% of Basel III common equity capital requirements.

Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders (annualized) of the business segment and the capital attributed. This is a non-GAAP measure.

Adjusted return on equity for the business segments is calculated as a ratio of adjusted net income attributable to common shareholders (annualized) of the business segment and the capital attributed. This is a non-GAAP measure.

Return on equity by operating segment

	For the three months ended April 30, 2024						For the three months ended April 30, 2023
($ millions)	Canadian Banking(1)	International Banking(1)	Global Wealth Management	Global Banking and Markets	Other	Total(1)	Canadian Banking(1)	International Banking(1)	Global Wealth Management	Global Banking and Markets	Other	Total(1)
Reported
Net income attributable to common shareholders	$1,008	$671	$380	$428	$(544)	$1,943	$1,054	$635	$352	$400	$(423)	$2,018
Total average common equity(2)(3)	20,507	18,927	10,222	14,865	5,756	70,277	19,077	19,866	9,732	15,587	3,312	67,574

Return on equity	20.0%	14.4%	15.1%	11.7%	nm(4)	11.2%	22.7%	13.1%	14.8%	10.5%	nm(4)	12.2%

Adjusted(5)
Net income attributable to common shareholders	$1,008	$677	$387	$428	$(544)	$1,956	$1,055	$643	$358	$400	$(423)	$2,033

Return on equity	20.0%	14.5%	15.4%	11.7%	nm(4)	11.3%	22.7%	13.3%	15.1%	10.5%	nm(4)	12.3%

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements in the Bank’s Q2 2024 Quarterly Report to Shareholders.

(2)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(3)

Effective Q1 2024, the Bank increased the capital attributed to business lines to approximate 11.5% of Basel III common equity capital requirements. Previously, capital was attributed to approximate 10.5%. Prior period amounts have not been restated.

(4)	Not meaningful.
(5)	Refer to Tables on page 7.

Scotiabank Second Quarter Press Release 2024 11

Forward-looking statements

From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2023 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “aim,” “achieve,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “strive,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate and globally; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; geopolitical risk; changes to our credit ratings; the possible effects on our business of war or terrorist actions and unforeseen consequences arising from such actions; technological changes and technology resiliency; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; anti-money laundering; disruptions or attacks (including cyberattacks) on the Bank’s information technology, internet connectivity, network accessibility, or other voice or data communications systems or services; which may result in data breaches, unauthorized access to sensitive information, and potential incidents of identity theft; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; climate change and other environmental and social risks, including sustainability that may arise, including from the Bank’s business activities; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; inflationary pressures; Canadian housing and household indebtedness; the emergence or continuation of widespread health emergencies or pandemics, including their impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2023 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2023 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2024 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

12 Scotiabank Second Quarter Press Release 2024

Shareholders Information

Dividend and Share Purchase Plan

Scotiabank’s Shareholder Dividend and Share Purchase Plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference Call and Web Broadcast

The quarterly results conference call will take place on May 28, 2024, at 8:00 am ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 416-641-6104, or toll-free at 1-800-952-5114 using ID 4395771# (please call shortly before 8:00 am ET). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page at www.scotiabank.com/investorrelations.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from May 28, 2024, to June 28, 2024, by calling 905-694-9451 or 1-800-408-3053 (North America toll-free) and entering the access code 4197550#.

Additional Information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations:

 Scotiabank

 40 Temperance Street, Toronto, Ontario

 Canada M5H 0B4

 Telephone: (416) 775-0798

 E-mail: investor.relations@scotiabank.com

Global Communications:

 Scotiabank

 40 Temperance Street, Toronto, Ontario

 Canada M5H 0B4

 E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

 Computershare Trust Company of Canada

 100 University Avenue, 8th Floor

 Toronto, Ontario, Canada M5J 2Y1

 Telephone: 1-877-982-8767

 E-mail: service@computershare.com

 Co-Transfer Agent (USA)

 Computershare Trust Company, N.A.

 Telephone: 1-781-575-2000

 E-mail: service@computershare.com

 Street Courier/Address:

 C/O: Shareholder Services

 150 Royall Street

 Canton, MA, USA 02021

 Mailing Address:

 PO Box 43078, Providence, RI, USA 02940-3078

 For other shareholder enquiries, please contact the Corporate Secretary’s Department:

 Scotiabank

 40 Temperance Street

 Toronto, Ontario, Canada M5H 0B4

 Telephone: (416) 866-3672

 E-mail: corporate.secretary@scotiabank.com

Scotiabank Second Quarter Press Release 2024 13

Rapport trimestriel disponible en français

Le rapport trimestriel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations avec les investisseurs, La Banque de Nouvelle-Écosse, 40, rue Temperance, Toronto (Ontario), Canada M5H 0B4, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Contact Information

 John McCartney

 Scotiabank Investor Relations

 (416) 863-7579

 Sophia Saeed

 Scotiabank Investor Relations

 (416) 933-8869

14 Scotiabank Second Quarter Press Release 2024